Mail Stop 6010

August 1, 2008

Scott A. Carmilani
President and Chief Executive Officer
Allied World Assurance Company Holdings, LTD
27 Richmond Road
Pembroke HM 08
Bermuda

> **Re: Allied World Assurance Company Holdings, LTD**
> **Form 10-K for Fiscal Year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32938**

Dear Mr. Carmilani:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director